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                              July 5, 2023

       Tek Che Ng
       Chief Executive Officer
       Technology & Telecommunication Acquisition Corp
       C3-2-23A, Jalan 1/152
       Taman OUG Parklane
       Off Jalan Kelang Lama
       58200 Kuala Lumpur , Malaysia

                                                        Re: Technology &
Telecommunication Acquisition Corp
                                                            Form 10-K for the
Fiscal Year ended November 30, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-41229

       Dear Tek Che Ng:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended November 30, 2022

       Risk Factors, page 7

   1. We note that you have provided certain risk factor disclosures in the Preliminary Proxy
                                                        Statements that you
filed on December 12, 2022 and June 13, 2023, to explain in part that you would likely be
considered a    foreign person    under the regulations administered by
                                                        the Committee on
Foreign Investment in the United States (CFIUS), because your
                                                        Sponsor is controlled
by an individual who resides in and is a citizen of Malaysia, and to discuss various risks
associated with this designation.

                                                        We believe that you
should provide similar risk factor disclosures in your periodic reports, having a clear focus on
the prospect of completing your initial business combination and the concerns referenced
in each of the following points.
 Tek Che Ng
Technology & Telecommunication Acquisition Corp
July 5, 2023
Page 2
                Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the
              United States (CFIUS), or ultimately prohibited.

                Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

                Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

                Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

         Please submit the disclosures that you propose to include in your periodic reports.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John
Cannarella, Staff Accountant, at (202) 551-3337 with any questions.



FirstName LastNameTek Che Ng                      Sincerely,
Comapany NameTechnology & Telecommunication Acquisition Corp
                                                  Division of Corporation
Finance
July 5, 2023 Page 2                               Office of Energy &
Transportation
FirstName LastName